Exhibit 99.1

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities / person closely associated
a.	Name	Dr Stephen Wright
2.	Reason for the notification
a.	Position/status	Director/Chief Medical Officer
b.	Initial notification /Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	GW Pharmaceuticals PLC
b.	LEI
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	Ordinary shares of 0.1p each ISIN: GB0030544687
b.	Nature of the transaction	Exercise of share options to acquire ordinary shares.
c.	Price(s) and volume(s)	Price(s) Volume(s) 28.15p 198,288 Ordinary shares acquired pursuant to option exercise
d.	Aggregated information • Aggregated volume • Price	n/a

e.	Date of the transaction	13 September 2016
f.	Place of the transaction	London
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	Ordinary shares of 0.1p each and American Depositary Shares Ordinary Shares: ISIN: GB0030544687 American Depositary shares: ISIN: 36197T1034
b.	Nature of the transaction	Conversion of 198,288 Ordinary shares into American Depositary Shares (12 to 1 conversion ratio) to create 16,524 ADSs
c.	Price(s) and volume(s)	Price(s) Volume(s) - 16,524 ADS’s issued upon conversion of 198,288 Ordinary shares
d.	Aggregated information • Aggregated volume • Price	n/a
e.	Date of the transaction	13 September 2016
f.	Place of the transaction	Outside a trading venue

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	American Depositary Shares ISIN: 36197T1034
b.	Nature of the transaction	Sale of American Depositary shares
c.	Price(s) and volume(s)	Price(s) Volume(s) $98.75 16,524 ADS’s sold
d.	Aggregated information • Aggregated volume • Price	n/a
e.	Date of the transaction	13 September 2016
f.	Place of the transaction	Nasdaq, New York

Explanatory note: On 13 September 2016 Dr Stephen Wright exercised options to acquire 198,288 0.1 pence Ordinary shares for an average exercise price of 28.15 pence per share. These were immediately converted into 16,524 American Depositary Shares and sold via Nasdaq for an average price of $98.75 per ADS. The sale represents less than 0.1% of shares in issue. This sale of shares by Dr Stephen Wright is in accordance with the disclosures contained within the prospectus dated 14 July 2016 whereby the sale of up to 200,000 Ordinary shares by Dr Wright was agreed by the underwriters to be specifically excluded from the lock-up arrangements entered into by the Directors of the Company.